Exhibit 99.1

Itaú Corpbanca and subsidiaries As of and for the five-month periods ended May 31, 2019 and 2018

The financial information of Itaú Corpbanca as of and for the five-month periods ended May 31, 2019 and 2018 has been published on our website in accordance with Circular N° 18 of the Superintendency of Banks and Financial Institutions (Superintendencia de Bancos e Instituciones Financieras, or SBIF) dated September 1st, 2008. The unaudited financial information included herein has been prepared in accordance with the Compendium of Accounting Standards issued by SBIF pursuant to Chilean Generally Accepted Accounting Principles (Chilean GAAP), which conform with the international standards of accounting and financial reporting issued by the International Accounting Standards Board (IASB) to the extent that there are not specific instructions or regulations to the contrary issued by the SBIF.

CONDENSED CONSOLIDATED BALANCE SHEET
In Ch$ million			May’19	May’18
Total Loans			22,061,284	20,961,982
Total Assets			31,742,869	29,237,609

Deposits and other demand liabilities			4,559,546	4,196,735
Time deposits and other time liabilities			10,078,023	9,849,091
Interbank borrowings			2,457,373	2,301,303
Debt instruments issued			6,515,953	5,861,639

Equity			3,583,175	3,473,616
Total equity attributable to equity holders of the bank			3,358,634	3,250,883
Non-controlling interest			224,541	222,733

YTD CONSOLIDATED INCOME STATEMENT			With reclasification of Financial Hedges[1]

In Ch$ million	5M’19	5M’18	5M’19	5M’18
Net operating profit before provision for loan losses	483,486	493,343	471,634	480,580
Provisions for loan losses	(91,091)	(97,089)	(87,600)	(94,136)
Total operating expenses	(298,636)	(304,397)	(298,636)	(304,397)
Operating income (Loss)	93,759	91,857	85,398	82,047

Income from investments in companies	2,128	1,451	2,128	1,451
Operating income before income taxes	95,887	93,308	87,526	83,498
Income taxes	(30,402)	(13,249)	(22,041)	(3,439)
Consolidated income	65,485	80,059	65,485	80,059

Net income attributable to holders of the bank	61,094	79,179	61,094	79,179
Non-controlling interest	4,391	880	4,391	880

1 - Includes the reclassification of foreign exchange gain or loss generated by hedge positions that neutralize the impacts of exchange rate variation on the fiscal value of our investments abroad and on our loan loss provisiones associated with loans in foreing currency.

This financial information shall be considered provisional until the official figures are published by the Superintendency of Banks and Financial Institutions.

Roxana Zamorano Pozo	Manuel Olivares Rossetti
Chief Accounting Officer	Chief Executive Officer